

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

Mail Stop 3720

September 1, 2009

Mr. Sylvain Petrari
President
Singular Chef, Inc.
112 North Curry Street
Carson City, Nevada 89703

>    **Re:    Singular Chef, Inc.**
>    **Registration Statement on Form S-1**
>    **Filed on August 6, 2009**
>    **File No. 333-161240**

Dear Mr. Petrari:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that our comments are contained under the relevant subheadings of your registration statement. We have not included references to page numbers as you have not numbered the pages, even though you include page references in your table of contents. For the sake of clarity, we encourage you to include page numbers in the next amendment to your registration statement.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.    Please disclose the minimum and maximum amounts of net proceeds you could receive in the offering.

2.    Disclose who will be offering the shares on behalf of the company.

3.      Please insert the page number where the risk factors section begins in the prospectus.

Summary Information

Summary Information about Singular Chef, Inc.

4.      Disclose the total amount of funds and length of time needed for your subscription-based website to be fully operational with the content and services described.  Discuss that the company may receive almost no proceeds from the offering and that the amount of proceeds may not cover the costs of the offering.  Disclose the minimum amount of proceeds that the company needs to begin revenue-generating operations.

5.      Disclose that your sole officer and director purchased all 9.5 million outstanding shares for $0.001 per share.  Explain why he has not paid for the shares and when he expects to do so.  Disclose whether he may rescind or otherwise terminate his obligation to purchase the shares.  File any agreements regarding the purchase the shares as an exhibit.

Summary of the Offering by the Company

6.      Disclose the minimum and maximum number of shares that may be outstanding after the offering.  Also disclose the minimum amount of proceeds that may be received.

Risk Factors

General

> 7.      Most of your risk factor disclosure is too vague and generic to adequately reflect the risks to the company and its investors.  For example, the risk factors regarding your lack of operating history and that an investment in your company is highly speculative are too general.  Please review your risk factor section and revise your risk factor disclosure, as appropriate.  In this regard, please do not present risks that could apply to any issuer in your industry or any other industry.  If you elect to retain any of the general risk factors in your document, you must clearly explain how they apply to the company, your investors, and/or your industry.  To provide context, include examples of how the risks are currently impacting you or have impacted you in the past.  Provide quantified and other disclosure to illustrate the magnitude or likelihood of the risks discussed.  As you have no current operations, tailor your disclosure so that you do not refer to assets or operations that you do not have.  Delete risk factors that discuss risks that are too remote in light of your current operations.

10. The Sole Director Has Significant Control on All Matters Submitted for Stockholder Approval

> 8.      Please revise this risk factor to clarify the risk.  For example, clearly state that there is currently only one shareholder who will control the company before and after the offering.

17. Because the Company's Products Will Be Marketed through the Internet…

> 9.      Please revise this risk factor to clarify the risks described and to discuss each discrete risk in a separate risk factor.  In addition, update your disclosure, as your description of the current state the Internet infrastructure and growth of the Internet appears dated.

19. Because the Market for the Company's Content is Very Specialized…

> 10.     Revise to clarify or remove the reference to "subscribers interested in physically fit athletic females."

21. The Company's Business May Be Negatively Affected If the Company…

> 11.     Revise this risk factor to make your discussion more concise and less repetitive.  Consider separating the risk factor into separate risk factors based on the specific types of regulation that might affect your business.

<u>30. The Company's Entire Business Strategy Is Dependent on Subscription Sales…</u>

12.     Revise this risk factor to discuss the challenges of having an Internet business model based upon subscription sales when there is the significant amount of free content on the Internet about cooking and recipes.

<u>The Company May Not Be Able to Market Its Products Via the Internet…</u>

13.     This risk factor substantially repeats other risks previously described.  Please remove duplicative disclosure.

<u>Plan of Distribution</u>

14.     We note that you are registering the sale of 3.2 million shares of your common stock in a primary offering.  Please revise to remove your reference to a possible "resale" of these shares in this offering.  Also delete your statement that "sales by the Company must be made at a fixed price of $0.025 until a market develops for the stock."  The company must sell the shares at the fixed price for the duration of the offering.

15.     Clarify in this section that your common stock would not be listed but would be quoted on the OTC Bulletin Board, and remove the reference to "listing" your common stock on the OTC Bulletin Board.

<u>Interests of Named Experts and Counsel</u>

16.     Your most recent registration statement filed August 11, 2009 includes financial statements audited by Moore and Associates Chartered ("Moore").  On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.  You can find a copy of the order at http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009.  Since Moore audited a period that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that period.

Please disclose the information required by Item 304 of Regulation S-K. Further, you should disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

If you are unable to obtain an Exhibit 16 letter from Moore at the time you file your amended Form S-1 please disclose this fact in the amended Form S-1.

Once you explain Moore's registration revocation in your amended Form S-1, you do not need to repeat this disclosure in your future filings.

## Description of Business

17.    We note your reference to the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Please note that this safe harbor is not available with respect to initial public offering or to issuers of penny stock, so please remove the reference.

18.    Please expand the discussion of your planned operations to discuss in more detail the steps necessary to develop and operate your planned website. Also discuss the costs and time frame for each stage of development. For example, discuss when you anticipate having content on your website, whether you will introduce content in stages and what the costs will be to develop content. Discuss the extent to which you plan to provide free content versus paid content and whether you anticipate this will change over time. Discuss and quantify the costs of the technology, hardware and software needed to support your website and to provide video content, including pay-per-view, video-on-demand, and live internet workshops. Explain why you believe that you will be able to hire "famous chefs" and the costs of doing so.

## Market Opportunity

19.    Please revise this section to more specifically identify your secondary sources. In addition, revise your discussion to use shorter quotations from secondary sources and instead provide your own text to describe these concepts, which we presume represent your beliefs about your intended market. Otherwise, tell us whether the authors and sources have consented to having their material quoted in your registration statement. Finally, please provide copies of these source materials supplementally for our review.

Description of our Services

20.     Please revise to disclose the basis for your belief that your website will have high quality images "containing artistic taste and quality only found in the finest of cook books currently available in the marketplace today."

21.     Please revise to provide detailed support for your expectation that an average of 5 new subscribers will be added to singularchef.com each day.  Also, please discuss why, at this stage in your development, you have set the monthly subscription fee at $15.

Competitive Advantages

22.     In light of the stage of your development, revise this section to remove the discussion of your competitive strengths.  For example, we note that you describe the ease of use of your website and the quality of your content, even though your website is currently under construction with no content available at this time.

Reports to security holders

23.     You indicate that you will be required to file proxy statements with the SEC. Please revise this section to note that, in connection with a proxy solicitation for an annual meeting of stockholders at which directors are elected, you will be required to furnish your stockholders with an annual report under Rule 14a-3 of the Exchange Act.  Alternatively, if you do not plan to file a registration statement under the Exchange Act to register a class of your securities under Section 12, please remove the reference to the requirement to file proxy statements with the SEC.

Capital Resources and Liquidity

24.     Please provide a reasonably detailed discussion of your company's ability or inability to generate sufficient cash to support its operations during the twelve month period following the date of the most recent balance sheet presented.

25.     Please discuss the additional costs you expect to incur upon becoming a public company and how you expect to satisfy the new costs in addition to the costs of developing your business.  In addition, discuss the reasons for going public at this time in the company's development.

26.     Disclose the total amount of funds and length of time needed for your subscription-based website to be fully operational with your planned content and services.

27.      Please provide more information regarding the subsequent private placement referenced in this section.

28.      We note in Note 3 to your Financial Statements that management has committed to advancing certain operating costs.  Please revise to provide more discussion about this commitment, including the maximum amount that Mr. Petrari will advance.

\*    \*    \*    \*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc:  Thomas E. Puzzo, Esq.
     Via Facsimile (206) 260-0111